UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Molson Coors Brewing Company

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

60871R 10 0

(CUSIP Number)

Jeffrey Nadler, Esq.

Davies Ward Phillips & Vineberg LLP

900 Third Avenue

New York, NY 10022

(212) 588-5505 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 8, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

INTRODUCTION

This Amendment No. 9 to Schedule 13D amends:

(a)	the Schedule 13D (the "Schedule") filed jointly on February 22, 2005, by:

(i)	Pentland Securities (1981) Inc. ("Pentland"),
(ii)	4280661 Canada Inc. ("4280661"),
(iii)	Lincolnshire Holdings Limited ("Lincolnshire"),
(iv)	Nooya Investments Limited ("Nooya"),
(v)	BAX Investments Limited,
(vi)	DJS Holdings Ltd.,
(vii)	Trust u/w/o Thomas Henry Pentland Molson,
(viii)	Eric Herbert Molson ("Eric Molson") and
(ix)	Stephen Thomas Molson ("Stephen Molson"),

with respect to the Class A common stock, par value $0.01 per share (the "Class A Common Stock") of Molson Coors Brewing Company ("Molson Coors" or the "Company");

(b)	Amendment No. 1 thereto filed on January 3, 2006;
(c)	Amendment No. 2 thereto filed on July 21, 2009 by Pentland, 4280661, Lincolnshire, Nooya, Eric Molson and Stephen Molson (the "Reporting Persons");
(d)	Amendment No. 3 thereto filed on September 15, 2009;
(e)	Amendment No. 4 thereto filed on December 8, 2009;
(f)	Amendment No. 5 thereto filed on May 25, 2010;
(g)	Amendment No. 6 thereto filed on August 13, 2013;
(h)	Amendment No. 7 thereto filed on December 12, 2013; and
(i)	Amendment No. 8 thereto filed on December 8, 2014.

This Amendment No. 9 is being filed to report certain transactions effected by certain of the Reporting Persons involving Class B Exchangeable Shares of Molson Coors Canada Inc. ("Class B Exchangeable Shares") and shares of Class B common stock of the Company ("Class B Common Stock"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings previously set forth in the Schedule and, unless amended hereby, all information previously filed remains in effect.

ITEM 4.	PURPOSE OF THE TRANSACTION.

Item 4 of the Schedule is amended by adding the following at the end thereof:

The disclosure set forth in Item 6 of this Amendment No. 9 to the Schedule is incorporated by reference herein to this Item 4.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule is amended by adding the following at the end thereof:

On September 4, 2015, the relevant price for settlement of the OTC forward contract dated August 26, 2009 entered into by 4198832 Canada Inc., a subsidiary of Lincolnshire ("4198832"), with an unaffiliated third party buyer (the "August 2009 Buyer") and the related confirmation notice dated August 26, 2009 that provided the price terms of the contract (such contract and confirmation notice, collectively, the "August 2009 Forward"), which OTC forward contract and confirmation notice are reported in Amendment No. 3 to the Schedule, was determined to be $67.0634. As a result, on or about September 10, 2015, 4198832 will pay to the August 2009 Buyer an amount of $3,477,360 in a cash settlement of the August 2009 Forward.

On or about September 10, 2015, 4198832 will repay in full a zero coupon loan in the original principal amount of $12,711,000 made on or about September 1, 2009 by a lender affiliated with the August 2009 Buyer to 4198832, which loan is also reported in Amendment No. 3 to the Schedule (the "August 2009 Loan"). 4198832's obligations under the August 2009 Loan and the August 2009 Forward are secured by pledges of 400,000 Class B Exchangeable Shares, also reported in Amendment No. 3 to the Schedule, which pledges will be released upon repayment of the August 2009 Loan and the satisfaction of 4198832's obligations under August 2009 Forward, respectively.

In connection with the foregoing, National Bank of Canada ("National Bank") has agreed to make available to Lincolnshire new credit facilities totaling Cdn$20,755,000, including a non-revolving term facility not exceeding Cdn$20,000,000 (the "September 2015 Term Facility"). The proceeds of the September 2015 Term Facility will be used for the repayment by 4198832 of the August 2009 Loan on or about September 10, 2015. The September 2015 Term Facility will mature and must be repaid in full on the fifth anniversary date of its disbursement, unless renewed by National Bank for additional periods not to exceed five years. 4198832 will guarantee the performance of Lincolnshire's obligations under National

Bank credit facilities, including the September 2015 Term Facility (the "Guarantee"). 4198832’s obligation under the Guarantee will be secured by a pledge of 360,000 Class B Exchangeable Shares by 4198832 to National Bank.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2015

PENTLAND SECURITIES (1981) INC.

	By:	/s/ Andrew Thomas Molson
Signature
Name: Andrew Thomas Molson
Title: President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2015

4280661 CANADA INC.

	By:	/s/ Andrew Thomas Molson
Signature
Name: Andrew Thomas Molson
Title: President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2015

LINCOLNSHIRE HOLDINGS LIMITED

	By:	/s/ Eric Herbert Molson
Signature
Name: Eric Herbert Molson
Title: President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2015

NOOYA INVESTMENTS LIMITED

	By:	/s/ Stephen Thomas Molson
Signature
Name: Stephen Thomas Molson
Title: President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2015

/s/ Eric Herbert Molson
Eric Herbert Molson

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2015

/s/ Stephen Thomas Molson
Stephen Thomas Molson